Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

September 30, 2008

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2008	December 31, 2007
	$	$

Assets

Current assets
Cash and cash equivalents (note 8)	29,047,501	26,312,757
Short-term investments (note 8)	36,933,110	49,999,021
Marketable securities	17,250	37,000
Amounts receivable	131,346	876,374
Prepaid expenses	140,728	61,488

	66,269,935	77,286,640

Bonding and other deposits (note 3)	2,080,763	1,508,576
Capital assets (note 4)	1,743,906	903,734
Mineral exploration properties (note 5)	31,682,244	31,232,372
Deferred exploration and development expenditures (note 5)	35,494,801	26,419,453

	71,001,714	60,064,135

	137,271,649	137,350,775

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	1,259,995	1,432,624

Asset retirement obligation (note 7)	280,522	181,672
Future income tax liability	438,965	1,167,000

	1,979,782	2,781,296

Shareholders’ equity
Capital stock (note 6)	142,947,995	139,447,034
Contributed surplus (note 6)	12,398,247	8,202,595
Deficit	(20,054,075)	(13,080,150)

	135,292,167	134,569,479

	137,271,649	137,350,775

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine Months Ended September 30, 2007	Cumulative From March 22, 2004 to September 30, 2008
	$	$	$	$	$

Expenses
General and administrative	3,331,677	2,063,692	8,665,153	6,045,763	24,990,685
General exploration expense	32,692	384,797	293,932	894,224	1,848,716
Write-off of mineral property and deferred exploration expenditures	406,339	-	406,339	-	2,529,087

	(3,770,708)	(2,448,489)	(9,365,424)	(6,939,987)	(29,368,488)

Interest income	573,608	948,494	1,963,297	1,936,988	5,547,291
Foreign exchange gain (loss)	(425,796)	(1,417,542)	70,349	(559,354)	(17,731)
Other income (loss)	(18,203)	(10,000)	(26,888)	(10,000)	(26,888)

	129,609	(479,048)	2,006,758	1,367,634	5,502,672

Loss before income taxes	(3,641,099)	(2,927,537)	(7,358,666)	(5,572,353)	(23,865,816)

Recovery of future income taxes	384,741	-	384,741	-	3,811,741

Net loss and comprehensive loss for the period	(3,256,358)	(2,927,537)	(6,973,925)	(5,572,353)	(20,054,075)

Deficit - Beginning of period	(16,797,717)	(8,663,199)	(13,080,150)	(6,018,383)	-

Deficit - End of period	(20,054,075)	(11,590,736)	(20,054,075)	(11,590,736)	(20,054,075)

Loss per common share
Basic and diluted	(0.03)	(0.03)	(0.08)	(0.07)

Weighted average number of shares outstanding
Basic and diluted	93,243,607	91,903,556	92,913,315	83,353,208

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine Months Ended September 30, 2007	Cumulative From March 22, 2004 to September 30, 2008
	$	$	$	$	$

Cash provided by (used in)

Operating activities
Net loss for the period	(3,256,358)	(2,927,537)	(6,973,925)	(5,572,353)	(20,054,075)
Items not affecting cash:
Stock based compensation	1,540,181	1,042,069	3,589,067	2,743,316	10,354,618
Amortization of capital assets	102,851	17,066	333,085	48,007	444,011
Write-off of deferred exploration expenditures	406,338	-	406,338	-	2,529,086
Foreign exchange loss (gain)	(10,000)	-	-	(1,186,840)	(2,297,981)
Gain on sale of assets	(5,361)	-	(5,361)	-	(5,361)
Other loss (income)	30,250	10,000	42,250	10,000	42,250
Recovery of future income taxes	(384,741)	-	(384,741)	-	(3,811,741)
Change in non-cash working capital items:
Amounts receivable	5,099	(181,141)	745,028	(291,449)	(174,153)
Prepaid expenses	3,637	97,657	(79,240)	(11,008)	(140,728)
Accounts payable and accrued liabilities	784,478	(658,129)	(236,868)	(216,318)	(2,597)

	(783,626)	(2,600,015)	(2,564,367)	(4,476,645)	(13,116,671)

Investing activities
Mineral exploration property costs	(569,906)	(585,873)	(822,519)	(1,041,474)	(10,408,569)
Deferred exploration and development expenditures	(5,496,273)	(2,442,219)	(7,782,500)	(5,839,491)	(27,238,872)
Purchase of short- term investments	(11,800,175)	(49,999,021)	(63,587,897)	(49,999,021)	(126,416,918)
Sale of short-term investments	26,654,787	-	76,643,808	-	89,483,808
Decrease (increase) in bonding and other deposits	(359,058)	(383,947)	(572,187)	(778,293)	(2,080,763)
Proceeds from sale of assets	26,344	-	26,344	-	26,344
Purchase of capital assets	(350,468)	(311,581)	(1,330,624)	(708,822)	(2,302,692)

	8,105,251	(53,722,641)	2,574,425	(58,367,101)	(78,937,662)

Financing Activities
Issuance of common shares and warrants	-	-	2,750,000	77,744,735	122,668,053
Share issue costs	-	-	(115,314)	(246,119)	(2,569,025)
Proceeds from exercise of warrants, compensation options and stock options	-	342,200	90,000	1,327,587	18,567,931
Payment of New Frontiers obligation	-	-	-	(11,955,375)	(17,565,125)

	-	342,200	2,724,686	66,870,828	121,101,834

Net change in cash and cash equivalents	7,321,625	(55,980,456)	2,734,744	4,027,082	29,047,501

Cash and cash equivalents - Beginning of period	21,725,876	88,735,362	26,312,757	28,727,824	-

Cash and cash equivalents- End of period	29,047,501	32,754,906	29,047,501	32,754,906	29,047,501

The accompanying notes are an integral part of these consolidated interim financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The Company has not determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been  prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.,  NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2007 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2007.

Adoption of new accounting pronouncements

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed (see Note 8).  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure (see Note 10).
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

3.	Bonding and other deposits

Bonding and other deposits include $2,041,311 (December 31, 2007 – $1,397,607) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.  As at September 30, 2008, bonding and other deposits also include $39,452(December 31, 2007 - $110,969) on deposit with trade vendors.

4.	Capital assets

	September 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$

Light vehicles	639,743	170,207	469,536	301,057	86,011	215,046
Heavy mobile equipment	414,720	72,504	342,216	-	-	-
Machinery and equipment	766,617	171,452	595,165	456,247	54,532	401,715
Furniture and fixtures	186,325	39,799	146,526	124,217	21,456	102,761
Computer equipment	178,443	55,675	122,768	135,865	28,988	106,877
Software	113,566	45,871	67,695	95,870	18,535	77,335

	2,299,414	555,508	1,743,906	1,113,256	209,522	903,734

5.	Mineral exploration properties and deferred exploration and development expenditures

	Canada			USA		Total
Mineral exploration properties:	Thelon $	Hornby Bay $	Bugs $	Lost Creek/ Lost Soldier $	Other US Properties $	$

Balance December 31, 2007	251,634	8,711	275,225	24,235,967	6,460,835	31,232,372

Acquisition costs	-	-	-	-	(12,475)	(12,475)
Staking and claim costs	3,573	-	77,371	35,965	549,767	666,676
Labor costs	-	-	-	1,375	61,938	63,313
Outside service costs	323	-	323	-	4,298	4,944
Other costs	-	-	-	-	49,015	49,015
Write-off	-	-	-	-	(321,601)	(321,601)

Balance September 30, 2008	255,530	8,711	352,919	24,273,307	6,791,777	31,682,244

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

	Canada			USA		Total
Deferred exploration and development expenditures:	Thelon $	Hornby Bay $	Bugs $	Lost Creek/ Lost Soldier $	Other US Properties $	$

Balance December 31, 2007	3,915,199	433,708	672,912	16,868,580	4,529,054	26,419,453

Environmental & reclamation costs	-	-	-	90,154	20,709	110,863
Permitting costs	(200)	-	2,160	540,789	20,741	563,490
Access costs	-	-	469,253	2,224	1,764	473,241
Geological costs	-	-	2,240	9,039	6,030	17,309
Geophysical costs	-	-	85,665	292,180	274,421	652,266
Drilling costs	-	-	750,000	2,531,954	184,595	3,466,549
Geochemical costs	-	-	-	1,441	9,717	11,158
Evaluation costs	-	-	-	71,078	-	71,078
Development costs	-	-	-	299,603	2,034	301,637
Labor costs	86,072	-	104,879	1,393,077	478,284	2,062,312
Material & supply costs	-	-	145,714	320,837	32,837	499,388
Outside service costs	61,506	-	207,803	365,703	87,595	722,607
Other costs	19,420	-	47,422	116,070	25,276	208,188
Write-off	-	-	-		(84,738)	(84,738)

Balance September 30, 2008	4,081,997	433,708	2,488,048	22,902,729	5,588,319	35,494,801

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada include the Dismal Lake West and Mountain Lake claim groups.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex was required to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

On September 7, 2006, the Company entered into an option agreement with John D. Charlton to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  Upon signing, 10,000 common shares were issued to obtain initial 12% interest in the property.  These common shares were valued at $29,000.  On the first anniversary of the agreement, in September 2007, 25,000 common shares were issued for an additional 30% interest.  These common shares were valued at $71,500. The final installment of 50,000 common shares was issued in December 2007 to obtain the final 58% interest.  These shares were valued at $171,500.  The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

United States

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”).  Under the terms of the Dalco LOI, the Company had an option to acquire certain unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”).  The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in 2005 in order to acquire a 25% interest in the Radon Springs Property.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”).  Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US$50,000 and 50,000 common shares during November 2005.  During November 2006, the Company increased its interest to 75% by providing an additional US$100,000 and 100,000 common shares valued at $446,000.  During September 2007, the Company exercised its right to acquire the remaining 25% interest, for a 100% total interest, by providing an additional US$150,000 and 150,000 common shares valued at $469,500. Dalco retains a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property.

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”).  Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project claims.

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming.  The Company traded its Shamrock (also known as "Red Rim") and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area.  Pursuant to the agreement, the Company  received Energy Metals’ unpatented mining claims known as the "TD group" in Albany County, Wyoming.  Energy Metals received the Company’s unpatented “F” mining claims located  in  the southern Great  Divide  Basin  in  Carbon and Sweetwater  counties,  Wyoming  along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming.  Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties.  The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received.  Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement with Power Resources Inc. ("PRI") related to the Bootheel and Buck Point project areas.  The Company paid a first installment of $99,209 (US$90,000) related to the acquisition of this data. During May 2007, the Company made a second and final payment of $99,028 (US$90,000) . The data includes drill hole logs, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators as well as historical feasibility reports.  Under the terms of the agreement, the Company will provide PRI with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company valued at $515,000.  Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US$41,000.  Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.  In October 2007, additional leases were acquired in Harding and Fall River counties for cash consideration of $77,802.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target").  Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC.  The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin.  The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture with Target.  Target will contribute US$3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC. The initial 50,000 common shares of Target were received during August 2007 and the second installment of 25,000 Target shares was received in May 2008.  Minimum exploration expenditures of US$750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC.  The Hauber property is located in Crook County, Wyoming and consists of certain unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company is ongoing.  Before Trigon's decision not to proceed it had contracted, as Manager of the Project, for several outside geologic and hydrologic analytical projects, which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further inhouse analysis of these reports is underway by the Company.

6.	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

        Issued

	Common Shares #	Amount $

Balance, December 31, 2007	92,171,607	139,447,034

Common shares issued for cash, net of issue costs	1,000,000	2,634,686
Tax effect on issue costs	-	728,035
Exercise of stock options	72,000	138,240

Balance, September 30, 2008	93,243,607	142,947,995

No class A preference shares have been issued

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

Stock options

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

	Number	Weighted-average exercise price $

Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeit	(2,761,200)	4.60

Outstanding, September 30, 2008	6,252,500	1.95

2008 Voluntary Return of Options

In September 2008, the Company gave the holders of options with an exercise price of C$4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.

As at September 30, 2008, outstanding stock options are as follows:

Options outstanding	Options exercisable

Exercise price	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.25	2,440,800	2.1	2,440,800	2.1	November, 17, 2010
1.65	1,025,000	4.6	328,000	4.6	May 8, 2013
1.72	25,000	4.9	2,500	4.9	August 6, 2013
2.01	75,000	2.5	75,000	2.5	March 25, 2011
2.11	25,000	4.5	8,000	4.5	March 19, 2013
2.35	1,450,200	2.6	1,450,000	2.6	April 21, 2011
2.75	399,200	3.0	399,200	3.0	September 26, 2011
2.98	50,000	4.0	27,000	4.0	October 5, 2012
3.00	437,500	3.9	332,500	3.9	August 9, 2012
3.16	50,000	4.0	50,000	4.0	September 17, 2012
3.67	200,000	3.8	152,000	3.8	July 15, 2012
4.07	30,000	4.1	16,200	4.1	November 7, 2012
4.75	45,000	3.6	34,200	3.6	May 15, 2012

	6,252,500	2.9	5,315,400	2.7

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

During the nine month period ended September 30, 2008, the Company recorded a total of $4,243,892 related to stock option compensation (2007 - $4,815,461).  Of that total, $3,589,067 was charged to stock based compensation expense and $654,825 was capitalized as deferred exploration expenditures. This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense or as deferred exploration expenditures.  The fair value of options granted during 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Expected volatility	65%	67%
Expected option life (years)	4.1	4.0
Risk-free interest rate	3.1%	4.3%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and stock options.  Activity with respect to contributed surplus is summarized as follows:

$

Balance, December 31, 2007	8,202,595

Stock option charges	4,243,892
Exercise of stock options	(48,240)

Balance, September 30, 2008	12,398,247

7.	Asset retirement obligation

The Company has recorded $280,522 for asset retirement obligations (December 31, 2007 – $181,672) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

8.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as “held for trading”
•	Short tem investments are classified as “held-to-maturity” and carried at cost plus accrued interest with interest income and exchange gains and losses included in operations;
•	Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at cost.
•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at cost

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, certificates

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

of deposits.  They bear interest at annual rates ranging from 2.4% to 3.2% and mature at various dates up to June 26, 2009.  These instruments are maintained at high credit financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $65.6 million at risk should the financial institutions with which these amounts are invested cease trading.  The Company considers the likelihood of this happening to be remote.  As at September 30, 2008, the Company does not consider any of its financial assets to be impaired.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures in United States dollars, holding cash and cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short term investments. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately $32.7 million ($18.3 million as at December 31, 2007) and accounts payable of $1.1 million ($1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates during the period ended September 30, 2008 would have had. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.2 million impact on net loss for the nine-month period ended September 30, 2008.  This impact is primarily as a result of the Company having US$ denominated trade accounts payable balances and cash and investment balances denominated in US dollars.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2008

(expressed in Canadian dollars)

9.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	September 30, 2008
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,080,763	2,080,763
Capital assets	8,391	1,735,515	1,743,906
Mineral exploration properties	617,161	31,065,083	31,682,244
Deferred exploration expenditures	7,003,753	28,491,048	35,494,801

	December 31, 2007
	Canada $	United States $	Total $

Bonding and other deposits	-	1,508,576	1,508,576
Capital assets	10,288	893,446	903,734
Mineral exploration properties	535,570	30,696,802	31,232,372
Deferred exploration expenditures	5,021,819	21,397,634	26,419,453

10.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  When managing its capital structure, the Company’s objectives are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.

The Company is not subject to any externally imposed capital requirements.